Exhibit 77 C for 4/30/2007 N-SAR:  Submission of Matters to a
Vote of Shareholders

First Trust Tax-Advantaged Preferred Income Fund

The Joint Annual Meeting of Shareholders of the Common Shares of Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Energy Income and Growth Fund, First Trust/Fiduciary Asset Management Covered Call Fund, First Trust/Aberdeen Global Opportunity Income Fund, First Trust/FIDAC Mortgage Income Fund, First Trust Strategic High Income Fund, First Trust Strategic High Income Fund II, First Trust Tax-Advantaged Preferred Income Fund and First Trust/Aberdeen Emerging Opportunity Fund was held on April 16, 2007. At the Annual Meeting of Shareholders of Common Shares, Trustee Erickson was elected for a two-year term and Trustees Bowen and Nielson were elected for three-year terms. The number of votes cast in favor of James A. Bowen was 2,772,151, the number of votes withheld was 23,989 and the number of abstentions was 174,572. The number of votes cast in favor of Niel B. Nielson was 2,771,601, the number of votes withheld was 24,539 and the
number of abstentions was 174,572.   The number of votes cast in
favor of Richard E. Erickson was 2,771,601, the number of votes withheld was 24,539 and the number of abstentions was 174,572.

The Annual Meeting of Shareholders of the Preferred Shares of First Trust Tax-Advantaged Preferred Income Fund was held on May 11, 2007. At the Annual Meeting of Shareholders of Preferred Shares, Trustees Erickson and Kadlec were elected for two-year terms; Trustees Bowen and Nielson were elected for three-year terms; and Trustee Keith was elected for a one year term. The number of votes cast in favor of each Trustee was 880. There were no votes withheld nor any abstentions for any of the Trustees.